

New York Stock Exchange
11 Wall Street
New York, NY 10005

June 14, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the
6.25% Series C Cumulative Redeemable Preferred Stock, $0.001 par value per share, of
TPG RE FINANCE TRUST, INC. under the Exchange Act of 1934.

Sincerely,